FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 27, 2003

                          Commission File No. 000-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          12 Abba Hilel, Silver Street
                                       Lod
                                  71111 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X         Form 40-F
                           --------                 -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                      No      X
                           --------                 --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated October 27, 2003.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NUR MACROPRINTERS LTD.



Date:    November 2, 2003                              By: /s/ DAVID AMIR
                                                           ---------------------
                                                       David Amir
                                                       Chief Executive Officer

NUR MACROPRINTERS ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Expect Operating Profitability and Net Income in Fourth Quarter 2003

Revaluation of Inventory Results in $4.5m Write-Off


  LOD, Israel; October 27, 2003 -- NUR Macroprinters (Nasdaq-SCM: NURM), a leading supplier of wide-format inkjet production printing systems, today announced its consolidated financial results for the nine months and third quarter ended September 30, 2003.

  Revenues for the third quarter of 2003 were $17.1 million compared to $20.9 million in the third quarter of 2002, where most of the decline is attributed to the discontinued substrate product line, and $13.1 million during the prior quarter, where most of the increase is attributed to increase sales of printers. Taking into account a write-off of inventory of $4.5 million, operating loss in the third quarter of 2003 was ($4.8) million. Excluding this inventory write-off, the operating loss declined to ($328,000) from an operating loss of ($684,000) in the third quarter of last year and a ($1.14) million operating loss in the prior quarter (excluding one-time charges and restructuring costs in previous quarter). Without such exclusion operating losses were ($15.4) million in the second quarter. Taking into account the above mentioned inventory write-off, net loss for the third quarter was ($5,460,000), or ($0.32) per share. Excluding this write-off, net loss for the third quarter was ($948,000), or ($0.05) per share, compared to a net loss of ($1.2) million, or ($0.07) per share, in the third quarter last year and a prior quarter loss of ($1.7) million, or ($0.10) per share, (excluding one-time costs and write-offs in the previous quarter).Without such exclusions net losses in the previous quarter were ($16.0) million.

  Revenues for the first nine months of 2003 were $47.3 million, compared to $65.7 million during the first nine months of 2002. Taking into account one-time costs and write-off of inventory operating loss for the first nine months of 2003 was approximately ($21.3) million versus ($5.8) million in the same period last year. Excluding one-time costs and write-offs, operating loss for the first nine months of 2003 was approximately ($2.5) million versus ($4.9) million in the same period last year. Taking into account the above mentioned one-time costs and write-offs net loss for the first nine months of 2003 was ($22.9) million, or ($1.33) per share, as compared to a net loss of ($7.0) million, or ($0.41) per share, in the comparable period last year. Excluding one-time costs and write-offs net losses in the first nine months 2003 and prior year were $4.1 million, or ($0.24) per share, and ($6.1) million, or ($0.36) per share, respectively.

  The Company has reported that during the third quarter 2003 it had completed the previously announced consolidation of its production facilities in Israel, which involved a revaluation process of its inventory. As a result of the completion of the consolidation and in order to better reflect inventory value the Company decided on a write-off of inventory of $4,512,000.

  Based on the third quarter results, the Company does not meet certain of the financial covenants set forth in its loan agreements. The Company is currently in the process of obtaining a waiver from the banks for the above-mentioned non-compliance. Based on preliminary discussions with the banks, the Company believes that such waiver will be granted. Should the waiver not be obtained, the Company's long-term debt of $30.7 million shall be reclassified as short term debt, resulting in a short term debt of $42.6 million and not as presented herein.

  David Seligman, Chief Financial Officer of NUR Macroprinters, commented, "We believe that the results that we are reporting today, clearly indicate that NUR is on the right path to return to growth and profitability. We've been successful in increasing the level of quality of our receivables while lowering our DSOs, as well as reducing our operating expenses. Going forward, we expect to return to profitability in the fourth quarter of 2003 and to continue to improve our balance sheet and financial performance."

  David Amir, CEO and President of NUR Macroprinters, commented, "During the third quarter we launched two new products - the NUR Tempo(TM) flatbed presses and the NUR Ultima(TM) mid-range volume inkjet production printers. The Ultima has been well received and has already been installed in several sites, including a U.S. site with two machines.. The Tempo flatbed presses completed a successful beta testing program and began shipping commercially in September. Seven units were sold during the third quarter and we anticipate a great potential market for this product. We feel confident of future sales of these two new products."

  Amir continued, "As recently announced, we have completed the consolidation of all of NUR's equipment manufacturing operations in one facility in Israel. A second Israel based facility has become our ink production center, where we produce the inks for most of our printers. Last week we announced the relocation and consolidation of all of our North American activities to a new North American headquarters and training facility, located in the New York metro area. Following the successful model of NUR Europe, we have re-aligned NUR America and NUR Asia Pacific so that each region now has a local management team. This allows for a stronger market presence and greater customer responsiveness."

  Mr. Amir concluded, "During the past few quarters, we have made major changes in operations and senior management designed to enhance our financial controls. We believe that this, together with the additions to our product offering, will enhance our ability to successfully compete in the wide-format digital printing arena."

  The Company will host a conference call to discuss these results on Monday, October 27th at 12:00 pm EST. To participate, please call 1-877-356 9548 (U.S. toll free), 1-800-945-7877 (Israel toll free) or +1-706 679 0587
  (International), ID Code: "3463428". A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the Company's web site, www.nur.com through the Fourth Quarter 2003. The conference call also will be available for replay for 14 days starting 2pm EDT on the day of the call, by calling 1-800 642 1687 (U.S.) / +1-706 645 9291
  (International and Israel) and enter conference ID number "3463428".

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR's complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients' exacting demands and succeed in today's competitive marketplace. More information about NUR Macroprinters is available at www.nur.com .

                               (TABLES TO FOLLOW)

SAFE HARBOR: Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

                             NUR MACROPRINTERS LTD.
                             ----------------------
                   Condensed Balance Sheets, US$ in thousands



                                              30-Sep-03    31-Dec-02    Change
                                             -----------   ----------  ---------
                                              Unaudited      Audited

Current Assets:
  Cash and cash equivalents                   $    9,292    $  11,668      (21%)
  Accounts receivable - trade                     21,460       28,777      (25%)
  Other receivables and prepaid expenses           6,209        5,531       12%
  Inventories                                     15,907       24,297      (35%)
                                              ----------    ---------    -------

Total Current Assets                              52,868       70,273      (25%)
                                              ----------    ---------    -------

Investments and other non-current assets
----------------------------------------
Long-term accounts receivables - trade               547        1,760      (69%)
Investments and other non-current assets           2,446        2,516       (3%)
Severance pay funds                                  813          916      (11%)
                                              ----------    ---------    -------

                                                   3,806        5,192      (27%)
                                              ----------    ---------    -------

Property and Equipment, net                        8,786       11,576      (24%)

Other assets, net                                    776          854       (9%)
                                              ----------    ---------    -------

Total assets                                       6,236       87,895      (25%)
                                              ==========    =========    =======

Liabilities and Shareholders' Equity
------------------------------------
Current Liabilities:
Short - term1 bank credit                         11,908        5,844      104%
Current maturities of long - term loans              142        2,020      (93%)
Trade payables                                     8,735       16,444      (47%)
Accrued expenses and other liabilities            12,767        8,984       42%
Advances from customers                              501          270       86%
                                              ----------    ---------    -------


Total Current Liabilities                         34,053       33,562        1%
                                              ----------    ---------    -------
Long -Term Liabilities:
Long - Term loans1                                30,673       30,051         2%
Accrued severance pay                                944        1,122      (16%)
                                              ----------    ---------    -------

                                                  31,617       31,173         1%
                                              ----------    ---------    -------

Shareholders' Equity:
--------------------
Share capital                                      4,244        4,202         1%
Capital surplus                                   45,750       45,697         0%
Cumulative translation adjustment                (1,087)      (1,286)      (15%)
Accumulated Earnings (Deficit)                   48,341)     (25,453)        90%
                                              ----------    ---------    -------

Total Shareholders' Equity                           566      23,160       (98%)
                                              ----------    ---------    -------
Total Liabilities and Shareholders' Equity        66,236      87,895       (25%)
                                              ==========    =========   ========


----------
1 Based on the third quarter results, the Company does not meet certain of the financial covenants set forth in its long-term loan agreements. The Company is currently in the process of obtaining a waiver from the banks for the above-mentioned non-compliance and believes that such waiver will be granted. Should the waiver not be obtained, the Company's long-term debt of $30.7 million shall be reclassified as short term debt, resulting in a short term debt of $42.6 million and not as presented above.

                             NUR MACROPRINTERS LTD.
                             ----------------------
                      Consolidated Statements Of Operations
                   U.S. $ in thousands, except per share data


                                                            Nine Months ended                            Three Montsh ended
                                                  ---------------------------------------------   ---------------------------------
                                                   9/30/2003   9/30/2003   9/30/2002  9/30/2002   9/30/2003  9/30/2003   9/30/2002
                                                  ----------  -----------  ---------  ---------   ---------  ---------   ----------
                                                     GAAP     Non GAAP(1)    GAAP     Non GAAP(2)   GAAP     Non GAAP(3)    GAAP
                                                  ----------  -----------  ---------  ----------  ---------  -----------  ---------
                                                               Performa               Performa               Performa
                                                   Unaudited   Unaudited   Unaudited  Unaudited   Unaudited  Unaudited   Unaudited
Revenues
  Sales of printers and related products          $   47,332  $    47,332  $  65,734  $   65,734  $  17,136  $  17,136   $  20,925
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ---------
Cost of revenues
  Cost of sales of printers and related
  products                                            29,204       29,204     45,094      45,094      9,979      9,979      13,357
  inventory write-off                                 10,034            0          0       4,512          0          0           0
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ---------
                                                      39,238       29,204     45,094      45,094     14,194      9,979      13,357
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ---------
Gross profit                                           8,094       18,128     20,640      20,460      2,645      7,157       7,568
                                                       17.10%       38.30      31.40%     31.40%      15.44%     41.77%     36.17%

Research & Development expenses                        5,530        5,530      6,854      6,854       1,696      1,696       2,257
Less-Grants                                             (687)         687)    (1,110)    (1,110)        (89)       (89)      (546)
                                                  -----------  -----------  --------- ----------  --------- ----------  ----------
Research & Development expenses, net                   4,843        4,843      5,744       5,744      1,607      1,711       1,711

Selling expenses, net                                  8,670        8,670      9,437       9,437      2,786      2,786       2,937
General and administrative expenses                    7,142        7,142      8,873       8,873      3,092      3,092       3,101
Amortization of intangible assets                          0            0      1,505       1,505          0          0         503
One time doubtful debts expenses                       6,694            0          0           0          0          0           0
Restructuring and other one time expenses              2,074            0        848           0          0          0           0
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ---------
                                                      24,580       15,812     20,663      19,815      5,878      5,878       6,541
Operating income (loss)                              (21.329)      (2,527)    (5,767)     (4,919)    (4,840)      (328)      (684)
Financial expenses net                                (1,250)      (1,250)      (929)       (929)      (313)      (313)      (473)
Other expense net                                       (103)        (103)      (135)       (135)      (259)      (259)       (27)
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ----------


Loss before taxes on income and equity losses       (22,682)       (3,880)    (6,831)     (5,983)    (5,412)     (900)     (1,184)
Taxes on income                                        (206)         (206)      (127)       (127)       (48)      (48)        (52)
Equity in profits (losses) of affiliates, net
of taxes                                                   0            0          0           0         0          0           0
                                                  ----------  -----------  ---------  ----------  ---------  ---------   ----------

Net loss for the period                           $  (22,888) $    (4,086)    (6,958)     (6,110)  $ (5,460)  $   (948)   $( 1,236)
                                                  ==========  ===========  =========  ==========  =========  =========   ==========
                                                     (48.36%)      (8.63%)   (10.59%)     (9.30%)   (31.86%)   (5.53%)      (5.91%)

Loss per share                                    $    (1.33) $     (0.24) $   (0.41) $    (0.36)  $  (0.32) $  (0.05)   $   (0.07)
                                                  ==========  ===========  =========  ==========  =========  =========   ==========

Loss per share                                    $    (1.33) $     (0.24) $   (0.41) $    (0.36) $   (0.32) $   (0.05)  $   (0.07)
                                                  ==========  ===========  =========  ==========  =========  =========   ==========

Weighted average number of shares

  outstanding during the period                   17,206,280   17,206,280 16,898,965  16,898,965 17,276,506  17,276,506  17,099,010
                                                  ==========  =========== ==========  ========== ==========  ==========  ==========
 Weighted average number of shares outstanding
during the period used for diluted loss per
share                                                     --           --         --          --         --         --         --
                                                  ==========  ===========  =========  ==========  =========  =========   ==========


Non GAAP Performa results of operations excludes the following expenses: (1)

----------

(1) Excluding $2.1 million of restructuring expenses and $6.7 million of one time doubtful debts expenses and one time inventory write-offs of $5.5 million in the first quarter and $4.5 million in the third quarter
(2)  Excluding restructuring and other one time expenses of $ 0.8 million
(3)  Excluding restructuring and other one time expenses of $ 4,512 thousand